SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “PLDT says 575 employees affected by MRP”.	6

Exhibit 1

September 17, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT says 575 employees affected by MRP”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

September 17, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT says 575 employees affected by MRP”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 17, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT says 575 employees affected by MRP”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: September 17, 2007

Exhibit 1

Press Release

PLDT says 575 employees affected by MRP

MANILA, Philippines, September 17, 2007 – Telecom provider PLDT has had to let go of 575 employees due to redundancy effective 15 September 2007, because of changes in technology and consumer demand.

The affected employees are from the Company’s traffic operations, network, and fleet services.

The affected employees will receive a generous compensation package plus a 2-year medical program. The package is the normal retirement benefit plus 100% premium. Those with less than 15 years of service will receive 200% times the number of years. Based on these averages, the average compensation is P1.1 million.

The impact of technological change is most evident in the case of telephone traffic operators, whose positions comprise the bulk of the redundancy. Manpower reduction becomes unavoidable in their case due to the continuous, significant downtrend in operator-assisted national and international long distance telephone calls.

“From 216 million calls in 2000, the number of operator-assisted international and domestic long distance calls fell to 153.8 million in 2001 and has continued to slide until it was down to 36.5 million in 2006. Customers have shifted massively to direct distance dialing and mobile phones because of convenience and lower cost,” PLDT spokesperson Ramon R. Isberto said.

The 79 personnel from network services are mostly assigned to relay stations which, due to advances in technology, are now fully automatic. Affected positions in the Company’s fleet services division are not part of PLDT’s core business.

The Company has taken all possible measures to cushion the impact of these redundancies.

Since 2003, PLDT has been offering training courses for telephone operators and Corenet employees to prepare them for redeployment. Some 3,700 graduates of various technical and administrative courses came from the telephone operators’ ranks while around 1,500 from the Visayas and 1,300 from Mindanao took these training courses.

Page 5 of 6

Exhibit 1

With these new skills, PLDT was able to redeploy around 180 employees – who otherwise would have been affected by the MRP – to various business units, since 2002.

In line with this, employees affected by the recent redundancies were advised to look and apply for other positions within PLDT which would match their competencies. They were also afforded with various services/seminars and workshops to assist them to move on after PLDT (e.g. Contracting Business, Personal Financial Arrangement, Livelihood and other Investment Opportunities, etc.).

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About PLDT

Founded on November 28, 1928, PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto

PLDT Spokeperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Horace A. Lavides

PLDT Senior Manager

Tel. No.: +63 2 8168684

Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 17, 2007